

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 2, 2020

Lei Wang
Chief Executive Officer
Guardforce AI Co., Limited
96 Vibhavadi Rangsit Road, Talad Bangkhen, Laksi,
Bangkok 10210, Thailand

> **Re: Guardforce AI Co., Limited**
> **Registration Statement on Form 20-F**
> **Filed May 18, 2020**
> **File No. 000-56154**

Dear Ms. Wang:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response to these comments, we may have additional comments.

Registration Statement on Form 20-F

Risk Factors, page 3

1.   To the extent material, please add a risk factor to address the advisory arrangements with HFG. In particular, discuss the risks associated with any conflicts of interest HFG may have as a principal for VCAB while simultaneously representing the company.

Item 4. Information on the Company, page 10

2.   We note your response to comment 2. Please revise to clarify, if true, that you do not have any contractual arrangements with the two Thai citizens given that they have only nominal voting and economic interests in your operating business under the terms of the preferred shares they hold.

3.   Please disclose the information from your response to our prior comment 3 about how long and why Bangkok Bank Public Company Limited holds a minority interest in your

operating company.

Growth Strategy, page 19

4.   We note your response to comment 9, and we reissue the comment in part. Please revise your disclosure to quantify the capital necessary to execute the growth strategy you have outlined and the need, if any, for additional capital. Provide sufficient information for investors to evaluate whether the company has adequate funds to execute its plans. If appropriate, consider adding a risk factor to address a possible shortfall of funds.

Intellectual Property, page 20

5.   We note your response to our prior comment 10 and resissue in part. Please disclose whether any other companies use the Guardforce trademark.

Recent Developments, page 23

6.   You state here that COVID-19 could have a material adverse impact on your financial results in year 2020. Please revise to address specifically how COVID-19 has impacted your business and operations thusfar in 2020.

Item 5. Operating and Financial Review and Prospects
A. Operating Results
Results of Operations
Other income, page 27

7.   We acknowledge your response to prior comment 13. Please tell us why it is appropriate to reflect realized foreign exchange rate gains/losses in "other income" instead of on your "foreign exchange gain (loss), net" line. Reference for us the authoritative literature you rely on to support your classification and revise your disclosure accordingly. Otherwise, reclassify these gains and losses and revise your disclosure according. Further, regarding the "foreign exchange gain (loss), net" line item, please tell us why the amount reported in the Consolidated Statements of Profit or Loss changed in 2018 from ($335,829) reported in the Form 20-F filed on March 20, 2020 to ($304,555) reported in the current amendment.

Loan from Profit Raider Investment Limited, page 30

8.   We note your response to our prior comment 14. Please revise to address the expected impact on your liquidity if you are unable to extend the loan beyond December 31, 2020.

Notes to the Consolidated Financial Statements
31 December 2019 and 2018
Note 2: Significant Accounting Policies
2.18 Revenue from contracts with customers, page F-17

9.   We acknowledge your response to prior comment 22. It is unclear why you recognize revenue at a point in time. In this regard, you indicate in your response and your revised disclosure on page F-18 that your customer simultaneously receives and consumes the benefits provided by your performance; this characteristic is supportive of control passing over time as stipulated in paragraph 35(a) of IFRS 15, not point in time transfer. Please tell us whether you actually apply over-time recognition under paragraphs 35 through 37 of IFRS 15. In your response ensure that you address the following:

- As previously requested, tell us your performance obligations. Tell us the performance obligations for each of the services you provide as disclosed in the first paragraph on page F-18. For example, tell us whether under your cash-in-transit service you are required to provide transit services when requested for a fixed fee per delivery or whether you are obligated to transport cash whenever requested for a fixed fee per month;
- Tell us whether you apply the practical expedient identified in paragraph B16 of IFRS 15. We note that this practical expedient relates to measuring performance under an output method for over-time recognition. If you are applying this practical expedient, revise your disclosure to clearly provide the information required by paragraph 122 of IFRS 15.
- Tell us the time period over which each performance obligation identified in the first bullet is generally performed.

10.   We acknowledge your response to prior comment 23. Please address the following:
- Revise your disclosure to provide the disaggregated revenue as required by paragraph 114 of IFRS 15. In this regard, it appears that revenue by service type as disclosed in Item 4 beginning on page 15 would satisfy this disclosure requirement; and
- Tell us whether you apply either the practical expedient about the existence of a significant financing component under paragraph 63 of IFRS 15 or the practical expedient about the incremental costs of obtaining a contract under paragraph 94. If you apply either or both of these practical expedients, revise your disclosure to so indicate as required by paragraph 129.

2.22 Employee benefits, page F-20

11.   We acknowledge your response to prior comment 25 and your revised accounting. Please address the following:
- Tell us why there is no apparent change to accumulated other comprehensive income at December 31, 2016 as disclosed on page F-50. In this regard, we would expect an adjustment to the earliest period presented in your filing under paragraph 42(b) of IAS 8. Otherwise revise your accounting and presentation to included the cumulative

> impact of reflecting re-measurement effects of your retirement benefit obligation in other comprehensive income as of December 31, 2016; and

- Revise your filing to provide all the error correction disclosures required by paragraph 49 of IAS 8. In your response, label all 2018 and 2017 columns throughout your filing that have revised amounts as being "restated;" this includes your selected financial data on page 2, your results of operations on page 25 and your audited financial statements. In addition, revise your results of operations discussion to highlight your error correction consistent with your new disclosure provided under paragraphs 49(a) and 49(b) of IAS 8.

Note 23: Subsequent Events, page F-41

12. We acknowledge your response to prior comments 15 and 18. Given the significant number of shares transferred to Mr. Yap, Ms. Wang and Profit Raider Investments Limited and your recent near break-even operating results, please revise your disclosures to provide an estimate of the compensation charges you expect to record in 2020 for the related transactions, or if not available, provide some indication of the potential magnitude of these charges.

13. We acknowledge your response to prior comment 29 and your intent to account for the VCAB merger under IFRS 3 on business combinations. Please address the following:
     - Tell us how VCAB meets the definition of a business in paragraph B7 of IFRS 3;
     - If VCAB does not meet the definition of a business, tell us:
       ° Your consideration for accounting for the transaction as either an asset acquisition or a share-based payment transaction under IFRS 2; and
       ° Identify for us the assets acquired and liabilities assumed;
     - Clarify for us why the lack of historical assets and operations of VCAB would preclude pro forma presentation when the incremental shares issued and the accounting for the transaction will have an ongoing impact to your financial conditions and results of operations; and
     - At a minimum, revise your disclosure to provide an estimate of the fair value of stock you issued/expect to issue in the transaction, or if not available, provide some indication of the potential magnitude of this amount and the resulting impact on your ongoing financial statements.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Mark Brunhofer at 202-551-3638 or David Irving at 202-551-3321 if you have questions regarding comments on the financial statements and related matters. Please contact Julia Griffith at 202-551-3267 or Justin Dobbie at 202-551-3469 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Finance